Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duck Creek Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-246116) on Form S-8 of Duck Creek Technologies, Inc. (the Company) of our report dated November 3, 2020, with respect to the consolidated balance sheets of Duck Creek Technologies, Inc. as of August 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity/redeemable partners’ interest and partners’ capital, and cash flows for each of the years in the three-year period ended August 31, 2020, and the related notes, which report appears in the August 31, 2020 annual report on Form 10-K of Duck Creek Technologies, Inc.

Our report refers to the Company’s adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) as of September 1, 2019.

/s/ KPMG LLP

Boston, Massachusetts

November 3, 2020